CERTIFICATE OF AUTHOR
ALAN J. SAN MARTIN, MAUSIMM (CP)

As the co-author of the Technical Report referred to below on the Guanaceví Mines Project of Endeavour Silver Corp., in Durango State, Mexico, I, Alan J. San Martin do hereby certify that:

1)

I am employed as a Mineral Resource Modeller by Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, tel. (416) 362-5135, fax (416) 362-5763, e-mail asanmartin@micon-international.com.

2)	I hold a Bachelor Degree in Mining Engineering (equivalent to B.Sc.) from the National University of Piura, Peru, 1999.

3)	I am a member in good standing of the following professional entities:

	1.	The Australasian Institute of Mining and Metallurgy, accredited Chartered Professional in Geology, Membership #301778.

	2.	Canadian Institute of Mining, Metallurgy and Petroleum, Member ID 151724.

	3.	Colegio de Ingenieros del Perú (CIP), Membership # 79184.

4)

I have continuously worked in my profession since 1999, my experience includes mining exploration, mineral deposit modelling, mineral resource estimation and consulting services for the mineral industry.

5)

I am familiar with NI 43-101 and form 43-101F1 regulations and by reason of education, experience and professional registration with AusIMM, I fulfill the requirements of a Qualified Person as defined in NI 43-101.

6)	I have not visited the Guanaceví Mines Project.

7)

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

8)	I am independent of Endeavour Silver Corp. as "independence" is described in section 1.5 of NI 43- 101;

9)	I have read NI 43-101 and Form 43-101F1 and the portions of this Technical Report which I assisted in preparing have been prepared in compliance with the Instrument and Form;

10)

I assisted in the preparation of Sections 14 and 15 of the Technical Report entitled “NI 43-101 Technical Report, Resource and Reserve Estimates for the Guanaceví Mines Project, Durango State, Mexico, Report Date: March 30, 2012, Effective Date: December 31, 2011”.

Dated this 30th day of March, 2012

“Alan J. San Martin”

Alan J. San Martin, MAusIMM (CP)
Mineral Resource Modeller
Micon International Limited